ICI MUTUAL INSURANCE COMPANY,

a Risk Retention Group

INVESTMENT COMPANY BLANKET BOND

RIDER NO. 5

INSURED	BOND NUMBER

AdvisorShares Trust	09985117B
EFFECTIVE DATE	BOND PERIOD	AUTHORIZED REPRESENTATIVE

December 12, 2017	September 2, 2017 to September 2, 2018	/S/ Maggie Sullivan

In consideration of the premium charged for this Bond, it is hereby understood and agreed that Item 1 of the Declarations, Name of Insured, shall include the following:

o	AdvisorShares Vice ETF, a series fund of:

AdvisorShares Trust

Except as above stated, nothing herein shall be held to alter, waive or extend any of the terms of this Bond.

RN0001.0-00 (01/02)

ICI MUTUAL INSURANCE COMPANY,

a Risk Retention Group

INVESTMENT COMPANY BLANKET BOND

RIDER NO. 6

INSURED	BOND NUMBER

AdvisorShares Trust	09985117B
EFFECTIVE DATE	BOND PERIOD	AUTHORIZED REPRESENTATIVE

October 20, 2017	September 2, 2017 to September 2, 2018	/S/ Maggie Sullivan

In consideration of the premium charged for this Bond, and notwithstanding Item 1 of the Declarations, Name of Insured, or any other Rider to this Bond, it is hereby understood and agreed that the following shall not be Insureds under this Bond:

o	AdvisorShares Gartman/Gold EURO ETF
o	AdvisorShares Gartman Gold/Yen ETF, each a series fund of:

AdvisorShares Trust

Except as above stated, nothing herein shall be held to alter, waive or extend any of the terms of this Bond.

RN002.0-00 (01/02) sp